Exhibit 99.2

KPMG AS P.O. Box 7000 Majorstuen Sørkedalsveien 6 N-0306 Oslo	Telephone +47 04063 Fax +47 22 60 96 01 Internet www.kpmg.no Enterprise 935 174 627 MVA

To the General Meeting of Statoil ASA

Statement related to capital increase through set-off of dividend liability

In connection with a capital increase in Statoil ASA ('the Company'), we issue, at request of the board of directors, a statement in accordance with the Norwegian Public Limited Liability Companies Act §10-2, cf §2-6.

The board of directors’ responsibility
The board of directors is responsible for the proposed dividend of USD 0.2201 per share for the 4th quarter of 2015 and the proposed scrip dividend program including determination of subscription price and subscription period.

Our tasks and responsibilities
Our task is to prepare a statement in relation to the proposed annual general meeting's resolution that the shareholders may choose to receive all or part of their net dividend in newly issued shares at a discounted price.

Our statement consists of three parts. The first part provides a description of the dividend liability that can be set-off. The second part provides information about the consideration (the new shares to be issued) and the third part includes our statement that the dividend liability is at least equal to the consideration calculated in accordance with the proposed annual general meeting's resolution, as described in part 2 of this statement.

Our statement does not express an opinion on the fairness of the proposed dividend.

Part 1: Information about the dividend liability available for set-off

The board of directors has proposed an ordinary dividend of USD 0.2201 per share for the 4th quarter of 2015 whereby each shareholder may choose to receive their dividend wholly or partially in cash or newly issued shares in the Company. The subscription price for the new shares which are subscribed for by the shareholders, is settled by set-off against the part of the dividend the shareholders are entitled to which they have chosen to subscribe shares for. It is not permitted to settle the subscription price by a different manner than set-off against the net dividend.

Provided that the general meeting approves the board of directors' proposed scrip dividend program and dividend amount, a liability of USD 0.2201 per share will arise in Statoil ASA at the time of the annual general meeting. This computes to a total dividend liability of USD 700 million based on the number of outstanding shares entitled to dividend as of 19 April 2016, of which the whole amount reduced for any withholding tax can be used to subscribe for new shares. For shareholders on the Oslo Stock Exchange the dividend will be converted to NOK four business days after the record date in the Norwegian central security depository (VPS), which is 13 May 2016.

Offices in:
KPMG AS, a Norwegian limited liability company and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Statement on capital increase through set-off of debt Statoil ASA

Part 2: Information about the consideration

For shareholders on the Oslo Stock Exchange, the amount to set-off will be a minimum of NOK 50 and for ADR holders under the ADR program in the US, the minimum amount will be USD 5. The maximum amount available to set-off will be USD 700 million (equivalent to NOK 5,712 million using the Central Bank of Norway closing exchange rate as of 19 April 2016) representing the total dividend liability based on the proposed dividend of USD 0.2201 per share and the number of outstanding shares entitled to dividend as of 19 April 2016. The actual amount used for set-off depends on the number of shareholders that choose to subscribe for Statoil ASA shares through off-setting all or part of the net dividend they are entitled to.

For shareholders on the Oslo Stock Exchange the subscription price for the new shares to be issued shall be set to the volume-weighted average share price on the Oslo Stock Exchange over the last two trading days of the subscription period for the dividend issuance, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share.

For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for shareholders on the Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.

All new shares will be issued with a nominal value of NOK 2.5.

Part 3: Our statement

We performed our procedures and issue our statement in accordance with the Norwegian standard SA 3802-1 “The auditor’s assurance reports and statements required by Norwegian Company legislation". The standard requires that we plan and perform procedures to obtain reasonable assurance about whether the dividend liability to be set-off is at least equal to the agreed consideration based on the proposed scrip dividend program as described under part 1 of this statement. Our procedures include an assessment that the dividend liability is an actual payment obligation.

In our opinion our procedures provide a reasonable basis for our statement.

Conclusion

As described in part 2 above, each shareholder cannot subscribe for more shares than the number of shares which can be calculated by dividing the individual shareholder’s entitled dividend by the subscription price calculated as described above.

In our opinion, the dividend liability that is to be set-off therefore will at least be equal to the agreed consideration which is derived by multiplying the number of shares to be issued with the volume-weighted average share price on the Oslo Stock Exchange over the last two trading days of the subscription period with a deduction for a discount of 5%.

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Statement on capital increase through set-off of debt Statoil ASA

Based on the calculation method, as described in part 2, we have determined that the minimum nominal value of the share or shares to be issued will be NOK 2.5 and the maximum NOK 286 million. The corresponding minimum share premium will be NOK 47.5 and the maximum NOK 5.427 million. The maximum amounts are based on the amount available for set-off as described under part 2, which is derived from the USD dividend per share and number of outstanding shares entitled to dividend as of 19 April 2016. The maximum amounts in NOK, as stated above, will deviate from the actual amounts as the dividend is denominated in USD and converted to NOK at a later point in time.

Our statement is contingent on the dividend described in part 1 above being approved so that the dividend liability as described in part 1 above arises at the time of the annual general meeting.

Oslo, 20 April 2016

KPMG AS

Mona Irene Larsen

State Authorised Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only.

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